Filed by Energy XXI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EPL

Commission File No.: 001-16179

The following is a transcript of a conference call held on March 12, 2014 relating to the announcement of the proposed merger between Energy XXI (Bermuda) Limited and EPL Oil & Gas, Inc.

Corporate Participants

Stewart Lawrence – VP of Investor Relations and Company Communications

John D. Schiller, Jr. – Chairman and Chief Executive Officer

D. West Griffin – Chief Financial Officer

Conference Call Participants

David Deckelbaum – KeyBanc Capital Markets

Michael Glick – Johnson Rice

Adam Michael – Miller Tabak

Joe Magner – Macquarie Capital

Richard Tulis – Capital One

Brian Foote – Clarkson Capital Markets

Jeb Bachmann – Howard Weil

Chris McDougall – Westlake Securities

Ray Deacon – Brean Capital

Andrew Coleman – Raymond James

Mike Kelly – Global Hunter Securities

Chad Mabry – MLV

Dan Goldberg – RBC Capital Markets

Tony Reiner – Imperial Capital

Presentation

Moderator:

Good day ladies and gentlemen, and welcome to the Energy XXI conference call. At this time all participants are in listen-only mode. We will conduct a question and answer session and instructions will follow at that time. If anyone will require assistance during the conference please press star then zero on your touch-tone phone. As a reminder this conference may be recorded. Now I’d like to turn this call over to Stewart Lawrence, Vice President of Investor Relations and Communications.

Lawrence:

Thanks Kevin. Welcome everybody to the call. Presenting today we’ve got John Schiller, Chairman and CEO and West Griffin, Chief Financial Officer and we’ve got a number of other members of the management team here on hand to help answer your questions after the end of the call.

Before we get started I need to remind everyone that our remarks today including answers to your questions include statements that we believe to be forward looking statements. These forward looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those anticipated. Those risks include among other matters that we described in our release issued early this morning and in our public filings. We disclaim any obligation to update these forward looking statements. While the company believes these forward looking statements are reasonable they are subject to factors such as commodity prices, competition, technology and environmental and regulatory compliance. Our drilling schedules, capital plans and other factors may cause our results to differ materially. I urge you to read our SEC filings and to become better familiar with these risks and our company.

Now I’ll go ahead and turn it over to John.

Schiller:

Thanks Stewart. Welcome everyone. Today’s deal represents a step change for Energy XXI, taking us to a level of production and cash flow that puts us on a different playing field. We become the premiere independent producer on the Gulf of Mexico shelf and our volume and reserve basis will rank third on the shelf, to a private company and a major. So we’ll be the only publicly traded pure play on the shelf and by far we’ll be the oiliest of all – 70% by production generating more 90% of our revenue from oil. The real distinction is asset base we will own and operate.

We will control 10 top oil fields which have produced between 106 and 893 million barrels of oil equivalent. Why is that important? It’s an old saying, “big oil fields get bigger.” We own the big oil fields and that gives us the asset base to continue to grow the company. Our acquire and exploit strategy has delivered the growth in the past. We’ve increased reserves by 80% since the time of acquisition and we expect similar results from this deal. But this merger with EPL is different from our previous asset purchases. It’s a corporate deal that provides other benefits. It combines two of the most successful companies operating in the same core areas with the same acquiring and exploiting strategy and complimentary skill sets. We will be able to apply our combined expertise to a larger set of big oil fields to extract more value. Everything from improving well performance by optimizing production and nodal analysis of systems, to achieving high recoveries through horizontal wells and dump floods, to exploration of new trends within producing properties and even more efficient abandonment of exhausted assets.

The larger asset base will help us apply these skills across a broader range of properties, generating more value-added projects to give you clear visibility on future growth. They say size isn’t everything, but it is important from a couple of perspectives. For one thing, with the portfolio’s increased size and diversity, individual properties and wells, particularly exploration wells, will not create as much short term volatility. Yet a discovery can still be very meaningful to future growth. Less volatility is associated with less risk and less risk commands a higher multiple, so we can expect some multiple expansion in our valuation.

Another benefit of size, particularly with corporate deals such as this, is synergy. Start with the fact that EPL’s properties fit our existing portfolio like a glove, as I’ll show you in a minute. This allows us to better utilize personnel, shore bases, boats, helicopters and it increases our negotiating power with vendors. When it comes to corporate overhead, combining two companies offers benefit of scale. Now let’s look at the details. As I mentioned the EPL properties fit ours like a glove. Not only do they all fit within the same core area as ours, but several overlap. Their West Delta properties are the eastern extension of our own West Delta 30 field which is the second largest oil field on the shelf. You may recall that we recently picked up the western portion of the field from Black Elk. You heard a lot about the potential of this field on our last investor day, and you will be hearing more in the near future.

We now own six contiguous OSC blocks that cover the entire structure of this larger oil field. As a result of this transaction, both South Pass 49 and 78 become 100% operated fields. Neither field has had a well drilled in the last 15 years despite the run up in oil prices, and this puts us in a shape to get us a platform rate that can drill both those wells in the near future – both those platforms. The key point about our fields is that they are big. Think about it this way, our current top ten fields are booked at about 50% estimated recovery factor for the 3 Ps. If you increase recovery factor just 5% you add 400 million barrels of oil compared with pro forma proved reserves of 243. That’s a lot of oil left in the ground and we’re going to go get more of it.

None of that upside is on the books in any form, so let’s take a look at what is on the books. Just on a 2P basis, which is generally thought of as readily achievable through low risk development activities, we now have significant growth opportunity. I’d like to highlight the footnotes on these numbers because it is important for setting expectations. For all Energy XXI reserve numbers we start with our June 30th reported numbers, subtract production through December 31st, subtract our non-operating Eugene Island 300 and South Marsh Island 128 interests because they are going to be sold on April 1st, and then we add the smaller West Delta 32 and South Timbalier 54 purchases we made recently. That gives conservative current pro forma 1P and 2P numbers. For EPL we start with their reported December 31st numbers, subtract lease use gas to conform to our methods of reserves, and then add in the Nexen and Eugene Island purchase they made in January.

For production, we do the same type of exercise but we start with the reported December quarter volumes for both of us and then adjust for acquisitions and divestiture activities since then. Before I move off this slide, I just want to highlight one other number. There are 28% of PDNPs. These are behind pipe proved but not producing reserves in zones just waiting to be brought on production as others deplete. Being the premiere independent on the shelf has more to it than just size. This slide shows that we are currently clearly the leader in terms of reserves and production but more importantly there is profitability and running room.

We have the highest margins among our peer group. We also hold the best acreage position on the shelf among the group. So we have better opportunities to extend new trends onto our properties. As you may have heard, there are a couple of emerging trends that are emerging that could reignite shelf activity. I will remind you that our activity revolves around oil. That’s the reason our margins are head and shoulders above the peer. It’s a reason our PV 10 per barrel of oil equivalent exceeds all others and with 10 of the top oil fields on the shelves it’s a reason our future growth prospects are without peer.

Now let’s delve into the cost savings part of the merger. We expect to achieve nearly $28,000,000 of cost savings in the first year following our merger and nearly double that in the second year as the benefits of the savings really kick in. I’ve been part of that as LOE as we rationalize our combined shore base operations, more fully utilize fixed cost services in the field and negotiate more favorable service contracts. More immediate in the short term and ongoing is insurance. We’re both in the process of renewing our insurance programs and combining the two companies will result in substantial savings, which we’ll see quickly upon closing. And as you would expect corporate GNA is a sizable piece of the expected savings.

Now we talked about the complimentary nature of the deal, and how our properties fit together so well, and can be operated so efficiently, but real quick let’s take a better look at the properties we’re adding to the portfolio. They’re very similar to ours in terms of where they are located, their oily long life nature and their growth opportunities. In fact, 5 of the top 9 properties are directly adjacent to or overlap our existing major fields. The properties come with a well-established portfolio of growth opportunities.

On the development side, EPL has documented more than 100 lower-risk projects beyond the currently booked proved and probable, including a number of in-field drilling opportunities, as well as dump flood projects to provide reservoir pressure support and higher recoveries of crude oil in place. All together, the opportunity says nearly five times the currently booked pre-reserves. These are the projects EPL has identified. It is important to note that we expect to find more as our existing staff reviews the properties. Similarly, their very capable staff are sure to bring new ideas to our existing properties. That’s part of the upside we see. And I would remind you that we have a strong track record of realizing the upside from purchase assets and we’d hope to do the same with EPL. Now let me turn it over to West, who will walk you through the mechanics of the deal.

Griffin:

Thanks, John. We’re acquiring EPL for $39 a share of which 65% is cash and 35% is Energy XXI stock. We will merge EPL into a wholly-owned subsidiary of Energy XXI Gulf Coast, our subsidiary that owns all of our U.S. operations so that after we are done, EPL will be just like all our other subsidiaries beneath Energy XXI Gulf Coast. We have committed financing to pay for the acquisition. We are going to increase our corporate revolver from the $1.087 billion that it is today to $1.65 billion. We just had a regularly scheduled bank redetermination meeting pursuant to which our lead banks have agreed to increase the revolver from $1.087 billion to $1.2 billion. Two banks in our bank group have committed to provide the necessary financing to take it the rest of the way to $1.675 billion. The increase, $475 million, just so happens to be the same as the borrowing base EPL enjoys today.

In addition, we have committed financing to backstop the EPL change of control put right in their 8-1/4% bonds. Given that the bonds are trading over 108 it is unlikely that bondholders will put them at 101. We have designed the financing so they can accommodate the existing EPL bonds and do not need to refinance them. Looking at the sources and uses, the exchange of Energy XXI stock at .584 per share of EPL common provides $540 million of additional equity to our balance sheet so we will not need to issue any incremental equity.

Given the need to focus on the integration of EPL and to reduce our debt, we are taking the following steps: first, we are selling non-operate assets. As John mentioned, we have already signed a purchase and sale agreement committed to sell our Eugene Island 330 and SMI 128 fields to M21K, with an effective date of January 1, 2014. At closing, which is scheduled for April 1st, we will realize net proceeds of about $100 million. Secondly, we are focusing our attention in making the acquisition a success for all our shareholders. And therefore, we have made the decision to terminate our acquisition efforts in Malaysia. Terminating the planned acquisitions of Malaysian operations for a bit over $100 million, combined with the sale of non-operate properties, makes a swing of over $200 million in the amount of funds we have to borrow. Finally, even though we are taking these actions, our debt to total capitalization will be above 60%, the upper end of the target range for our leverage that we have told the street. Therefore, we are shelving the stock repurchase program until we are well within the 40% to 60% debt to total cap range that we have continually talked about as our comfort range.

The balance of the financing will be provided by the increase in the revolver, which when completed, will provide about $410 million of liquidity - more than sufficient for our operations. To mitigate interest rate risk, we will likely term out some of the revolver and issue some incremental high yield debt at some point prior to or coincident with closing. Assuming $300 million, it will increase our liquidity to over $625 million net of certain automatic adjustments in our corporate revolver. The final picture should look something like this pro forma cap table. Bottom line, we are in good shape with the financing. Our leverage should quickly get back in line with our 40% to 60% debt guidance range, just as it did after the Exxon acquisition. Just like then, we have a plan to gradually bring the leverage down probably around 3 to 5 percentage points a year. With that, let me turn it back to John to wrap it up.

Schiller:

Thanks Wes. This a big deal. The properties belong together, they give us amazing high grade that allows the ability to high grade our growth portfolio. One of the things I’ll tell about the two companies: I think EPL has some superior strength in geoscience end. We think there some things they are going to do to improve us on that side. On the flip side, we’ve made our living optimizing production. We have over 12 production engineers, they have 1. So you are going to start seeing some immediate impacts along the production optimization and the impacts of their geoscience of what we do. And last but not least you just can’t forget about the synergies. There will be a lot of synergies involved in this deal. We are in the same areas, our shore bases are in the same cities, a lot of different things will happen especially on the fixed costs transportation side of the business. So with that I think we’ll turn it over to Q&A.

Moderator:

Ladies and gentlemen, if you have a question at this time please press star then 1 on your touchtone phone. If your question has been answered or you wish to move yourself from the queue, please press the # key.

The first question comes from David Deckelbaum of KeyBanc, your line is now open.

Deckelbaum:

Morning guys and congratulations everyone on a huge deal here.

Schiller:

Thanks David.

Deckelbaum:

John, could you talk about you went through some of the synergies in terms of costs, and then obviously the capabilities. You all have been large proponents of horizontal drilling applications. What percentage of EPL’s fields do you think lend itself to those applications and that sort of, you know, production and resource upside over time?

Schiller:

Yeah, I think outside of East Bay where the blocks are a little smaller, you’ll see us do some stuff in the West Delta 30 area and in the Shipshell 208 area would be the 2 primary areas.

Deckelbaum:

Okay and I guess looking at other impetuses for the deal, you know obviously there is quite a bit of subsalt potential, can you talk about how what you are seeing so far in size make and some of your interests in what EPL’s position can add from sort of a subsalt inventory?

Schiller:

Sure, they were in a process of doing the Fairfield Fan and had the ability to buy 200 blocks under that deal. We’re going to continue to acquire those across our whole area. They’re going to shoot that and shoot through the West Delta areas and the South Timb areas and Eugene Island also, but that doesn’t affect us as much. But through the West Delta area where we’ve got all our fields lined up, so we think you’ll see a lot between both sets of fields there. Basically, David, every place you have salt - and that’s the majority of these fields - as your structure we think there’s a lot of upside to be realized through the new sizement.

Deckelbaum:

And the last one and I’ll let some others get in here, but you know West talked about the idea of selling some non-core assets and the purchase and sale agreements and getting the metrics back down. As you manage the business, should we be expecting free cash generation to take precedent over production growth for the combined entity over the next couple of years, and to do you think you’ll be ramping up the Hilcorp assets as fast as EPL was, or had intended to?

Schiller:

Yeah, I think what you will see is we’re going to target 5% reduction in debt to cap for the first couple of years, and I think you’re going to see us high grade the portfolio to where we get the most value for our buck there between the sets of assets.

Deckelbaum:

Best of luck and congrats again.

Schiller:

Thanks.

Moderator:

Thank you. Our next question comes from Michael Glick.

Glick:

Morning guys and congrats on the deal.

Schiller:

Thanks Michael.

Glick:

Just a question specifically on the EPL asset base. I think they budgeted $360 million for 2014, are you going to kind of keep that level of activity as you move through the calendar year?

Schiller:

Yeah, if you actually look at their budget, it’s mostly front-end loaded. They actually spend the majority of that money through August, so assuming we get this deal closed sometime in June or July, there won’t be much impact on what either one of us are doing in the first half of the year. Then our budget is a July 1st budget, and that’s where we’ll be focusing on, where we bring the numbers to get the right amount of production growth and free cash flow and run the right rigs.

Glick:

Okay and then I guess from a high level on the exploration front, I guess over the past few years, exploration has been about 20-30% of your drilling capital. Just curious as to what you think that will be kind of going forward?

Schiller:

I think in the first year we’re going be a lot more selective about which exploration wells we participate in and you’ll see that number down in the 10-15% range.

Glick:

Okay great, thank you very much.

Schiller:

Thanks.

Moderator:

The next question comes from Adam Michael of Miller Tabak. Your line is now open.

Adam:

Good morning guys. For the value guys out there can you give us an updated 1P PV10 and maybe a PDP PV10 number?

Schiller:

Yeah. Well let me get the right number before I just throw it out.

Griffin:

It’s right at $8 billion dollars – 1P PV10.

Adam:

Okay and do you have a PDP PV10 available?

Griffin:

Between 3.5 – three and a half.

Schiller:

You’re giving the wrong number.

Griffin:

I’m sorry yeah it’s PDP and PDN is 4.5.

Schiller:

That’s what you are looking for right, Adam?

Adam:

Yeah that’s it. Just in general terms when I look forward a year, are we kind of targeting that 10% year over year production growth, drilling within cash flow, is that kind of the general way I should look at this?

Schiller:

Yeah I think that’s the way we’re seeing it right now.

Adam:

Thanks guys and congratulations.

Schiller:

You’re welcome.

Moderator:

The next question comes from Joe Magner of Macquarie. Your line is now open.

Magner:

Thank you, good morning. Just curious, that PDNP amount you highlighted from EPL’s properties, what are the hurdles to bring those online?

Schiller:

Well most of those, as you know Joe, are dependent on the producing zone that’s on right now going offline, but the point is they are very easy to get to – these are wireline zone changes. So as soon as the wells that are producing – that are currently producing oil if you have a wireline zone change into those zones. And I think the point of that is that as we drill more horizontal wells we have less PDNPs because we are targeting one zone.

Magner:

Got it, okay, and then in terms of the 2P upside of the 2P reserves can you just kind of provide breakdown, I’m sorry if I missed it in the slides, but just curious what the makeup of those is and how that compares to your own properties?

Schiller:

Yeah hold on. Yeah so their 2Ps are – yeah the companies are very similar there actually, they were 26% probable at their 2P and we were 24%. So very similar, and makes the total company 25% probable out of our total 2P.

Magner:

Okay, and can you provide, maybe I overlooked it in the slides, can you just provide where the bulk of those probable reserves are located?

Schiller:

Yeah it’s kind of across the board there’s no – I would tell you some big areas for them are Shipshell 208, West Delta 30, some of the places we are targeting the dump floods.

Magner:

Okay great, my other questions were asked.

Schiller:

Alright, thanks Joe.

Moderator:

Our next question comes from Richard Tulis of Capital One. Your line is now open.

Tulis:

Hey thanks, good morning everyone and congratulations on a very interesting deal. John, I know you talked a good bit about the savings related to Op Ex, what about any potential savings related to future infrastructure investment? Do you see that as well in asset retirement obligations?

Schiller:

Yeah, I think those are a couple of things you’ve got to keep in mind on the deal itself, Richard, their ARO are less, significantly less, than some of the deals out there and their profit margins are some of the highest in the business. It’s what made these profits attractive to us. Second, I think that you will see more synergies along our fixed cost, boats and helicopters and those type things, but also think you will see some upgrading facilities where we can piggyback, particularly in the West Delta area and possibly in the South Timb area.

Tulis:

Okay and then, you know, with the much larger go forward organization, would the ultra-deep assets be viewed as potential monetization candidates as well?

Schiller:

I think Richard the right thing there is let’s see what happens in this summer with the production tests we’re bringing on and then we’ll figure out what to do with that from there.

Tulis:

Okay, and that’s still planned, the Davy Jones #2 float test, still planned for the second calendar quarter?

Schiller:

Yes and Lamont North for the summer.

Tulis:

Okay, very good and thanks a bunch John, appreciate it.

Schiller:

Thanks.

Moderator:

Our next question comes from Brian Foote of Clarkson. Your line is now open.

Foote:

Yes, I echo everybody else with congratulating you fellas – great job.

Schiller:

Thanks Brian.

Foote:

On slide 9, the additional capital savings you illustrate, this is obviously preliminary but, you know, $35 million wide area and $10 million West Delta 29, going forward is this the order of magnitude sort of capital savings we should expect? Where else could we see it coming from, I know it’s early?

Schiller:

Well look, that refers to seismic where basically their agreements allow them to buy 200 blocks of data from the $35 million saving and the separate one over. That’s data that if we had wanted, we would have had to go pay the same numbers to get. So now we’re not going to have to. So to the extent that we spend $10 or $20 million on seismic a year on big deals, yeah there’s some continued savings. I think the more likely capital savings are just in the negotiating power of a bigger company.

Foote:

Great, alright thanks.

Schiller:

You’re welcome.

Moderator:

Our next question comes from Jeb Bachmann of Howard Weil.

Bachmann:

Morning guys. Just had a couple of quick ones: One I guess is on the deal itself, was there or were there other parties interested in this deal? Was there a bidding process or is this something you did offline?

Schiller:

This was an offline deal.

Bachmann:

Okay, and is there a breakup fee associated with this deal?

Schiller:

There is – it’s 3% of market value.

Bachmann:

Okay and then last one I think. I believe EPL had some deep water production with Noble, just wondering kind of what the thought process is there, if you want to continue that or look to divest those assets?

Schiller:

I mean look, we’ll look at assets across the board to the best, particularly gas things maybe, but the reality is we’ve stated all along Jeb, we’re very comfortable in deep water from our production standpoint – we had deep water production, as you know, that others operate for us. With us, the deep water that we don’t want to do is exploration. We just think that’s too long of a lead time to get production for the kind of money you are tying up. But operating and existing production, we’re fine with.

Bachmann:

Okay great and then last one with selling the Grand Isle shore base, is everything going to be concentrated on the Exxon base going forward?

Schiller:

Yes, yes, there and in Venice so you know we just built 100% - we’re leasing that but it’s 100% Energy XXI at Venice we’ll just move them and handle them from there and our Grand Isle, you know, 116 acres it’s a premiere operating base – they’re actually next door renting space from what was Apache, now Fieldwood, so we’ll just move them over and assume those operations on our own.

Bachmann:

Great thanks John.

Schiller:

Thanks Jeb.

Moderator:

Our next question comes from Chris McDougall of WestLake Securities. Your line is now open.

McDougall:

Hello gentlemen, congrats on the acquisition here.

Schiller:

Thanks Chris.

McDougall:

West, I had a question on the long term tax implications – you said that you were doing all this at the Gulf Coast subsidiary, so it sounds like that will certainly help kind of long term realized taxes, cash taxes, because you won’t have to dividend the money up to Bermuda and such.

Griffin:

Right. Well, yes, I mean we’re going to do this at the Gulf Coast level just like we normally do, and we’ll have all the shelters associated with the operations and everything and all the tax deductions associated with the financing at the Gulf Coast level.

McDougall:

Okay great. And, so I think all my other questions were answered, particularly with regard to your thoughts going forward on the acquisitions. And do you want to give the kind of top line percentage on kind of Cap Ex expectations for next calendar year? We both know how you guys were thinking about it before and where EPL is thinking – so are you thinking about bringing that Cap Ex down as you high grade the portfolio?

Schiller:

Yeah, as we bring those two down in order to pay down debt I think you’ll see it sort of in the $800 million range.

McDougall:

Okay great, yep thanks a lot.

Schiller:

Thanks.

Moderator:

Our next question comes from Ray Deacon of Brean Capital. Your line is now open.

Deacon:

Yeah hey good morning and thanks for taking my question – I was wondering EPL had just, was about to test their first deep shelf test at Shipshell, I was wondering if that had any results yet and I was wondering if you could give maybe a little bit more detail around the process of how the merger came together? Thanks.

Schiller:

Yeah, on the first part that well is going to be on production Keith, when? Bring it on this week –Shipshell, the deep one? They should be bringing it back – the problem there was they just had a header that they were flown into, that started leaking on us – they had to shut the well in but we think that’s a very strong well, I would expect somewhere between 500-1,000 barrels a day out of that well.

And on the second part, I think the lawyers are going tell me - I’m just going to be quiet on how this all came about until we get the proxy out.

Deacon:

Okay, thank you.

Moderator:

Our next question comes from Andrew Coleman of Raymond James. Your line is now open.

Coleman:

Hey great thanks a lot for taking my questions. I guess does this expand your view of the kind of regional trend or is that what you guys will get the view on as you shoot new seismic?

Schiller:

Yeah I think Andrew what we’re seeing, and this was something we confirmed with them, is you know everybody is talking about shooting the wide eyes with looking deep on the salt knob, but the reality is we’re already starting to see it South 1021 at what we saw at Main Pass 73 around Onyx. It’s really giving you a better picture of the salt at all depths, so I think you’re going to see a combination of more up dip attic wells where people thought you were already up against the salt and I think also the trend down deep where we’ll drill some salt play wells.

Coleman:

Okay alright, good deal. And then turning to the infield drilling site as well I guess is there or do you have a feel for mix of horizontal wells versus I guess deviated wells?

Schiller:

Yeah it’s a little early for that – I would tell you that you know we know where we’re gonna – we budgeted at – does anybody remember when we cut a date on it where it was? Horizontals versus…

Unidentified:

We didn’t break it down.

Schiller:

My gut’s probably 40-50% horizontals but I can’t tell you that exactly.

Coleman:

Okay sounds good and last question was, you know over the last you know what 9 months so y’all bought back a whole bunch of shares – those have all been retired, correct?

Griffin:

No we still have a number of shares of stock that are held at one of our subsidiaries in the U.S.

Coleman:

Okay.

Griffin:

And we did that because of some tax issues but they’re treated as treasury stock.

Coleman:

Okay thank you very much and good luck.

Schiller:

Thanks Andrew.

Moderator:

Our next question comes from Mike Kelly of Global Hunter Securities. Your line is now open.

Kelly:

Hi guys good morning.

Schiller:

Morning, Mike.

Kelly:

John I apologize if I missed this earlier, but you know I was really just interested in hearing what the potential changes are to your development Cap Ex allocation here in light of your last conference call, where it really seemed like you are starting to hit your stride West Delta 73, West Delta 30 on the horizontal program, and now if these assets, if it causes you to kind of alter the approach there going from those you know development rigs to four, etc.

Schiller:

Yeah Mike early on I don’t think there’s going to be any changes. You know they’re front end loaded on their budget, so they were drilling most of their wells by August. We won’t take this deal over before June at the earliest and then we’ll keep drilling our budget through then too, so I think the first time you’ll start seeing impacts and how we’re going to allocate things will be for the July 1st next fiscal year going forward. But I will tell you that obviously where we have the platform rigs, as long as we’re seeing good results with those, you don’t really want to be moving those off your platform.

Kelly:

And just kind of on that front, you know, we’ve seen what you guys have laid out in terms of the economics at West Delta 73 and West Delta 30, the horizontal program there – how should we think about what you’re acquiring here and the potential return profile of those assets, versus what you are doing now and just kind of the thoughts on where your incremental Cap Ex dollar goes to work here?

Schiller:

Yeah I think you’re going to – clearly they’ve got some great opportunities themselves, the dump floods are going to be a big part of what we spend some money on – on the EPL assets where they’ve got a lot – a higher percentage, if you will, of pressure depletion reservoirs, which is where you get the most response for dump floods where, you know, you’re perforating the water sand and dumping it down into producing oil reservoirs so I think we’ll see some money going there, we’ll continue to look at what we’re doing at West Delta 30 and West Delta 29 that whole area we think has a lot of upside to it, you know, we’re probably 18 months away from the seismic through there so we’ll see if that changes anything down the road.

Let’s see what else… The South Timb area I think will be a place where we look to go back in both from our side and their side. Then the last thing I will tell you is I think where you beef up that development program is you see the exploration money go down a little bit in the first year.

Kelly:

Okay just overall though, in terms of the return profile of investing that incremental dollar is pretty similar across both companies? Is that fair? Thanks John.

Schiller:

As I said earlier these properties belong together – they look just alike.

Kelly:

Great, thanks.

Schiller:

Thanks.

Moderator:

Our next question comes from Chad Mabry of MLV Company. Your line is now open.

Mabry:

Mine were answered. Just had a quick question on the broader strategy shift away from kind of the international opportunities, especially Malaysia, and the refocus back on the Gulf of Mexico if you wouldn’t mind expanding on that a little bit.

Schiller:

Yeah I would tell you that it started with – we’re taking over leverage in the balance sheet, let’s not leverage it anymore. We made some inquiries if you will as to whether we – how soon we would be able to get other assets there and we didn’t get a warm fuzzy that it was going to happen quick, and so from a board perspective we felt like if we couldn’t grow that fairly quickly, we’re better off devoting all of our time and effort over here.

Mabry:

Alright, that’s helpful – thank you.

Schiller:

Thanks.

Moderator:

Our next question comes from Dan Goldberg of RBC Capital Markets. Your line is now open.

Goldberg:

Alright thanks so much for taking my question – could you tell me what the new rate is expected to be on the revolver? I think your previous rate was something like LIBOR plus 250?

Griffin:

Okay it should be very similar, basically the same. We’re just upsizing our corporate revolver.

Goldberg:

Gotcha okay, thanks very much.

Schiller:

Thank you.

Moderator:

Our next question comes from Tony Reiner from Imperial Capital. Your line is now open.

Reiner:

Hi congrats on the deal guys, a very thorough call and you’ve gone through all of it – could you just explain to me how the mechanics work – and if you already went through it I apologize – the mechanics work as far as the election?

Schiller:

Sure, West will tell you.

Griffin:

So the mechanics associated with election are that you can elect all cash, or you can elect all stock, or a mix. And then at the end of the day after all the elections are in to the extent that this proportionate number of folks select stock, they will prorate those elections down so that in aggregate from our perspective it’s 65% cash and 35% stock.

Reiner:

And there’s going to be a fixed 23.4 million shares issued or exchanged?

Griffin:

Well yeah it’s based upon the exchange rate, and so that number of shares is based upon the current outstanding shares.

Reiner:

Understood – is there a pricing period at all?

Griffin:

No, this is the deal.

Reiner:

And if I’m asleep for a week and I forget to elect (or a month) – if I’m asleep for a long time and forget to elect, what do I get?

Griffin:

Yeah, the non-elect – if you don’t elect you’ll end up getting cash.

Reiner:

Non-electors get cash?

Schiller:

Subject to proration.

Griffin:

Subject to proration, right.

Reiner:

Non-electors get cash subject to proration. Understood. Okay, thanks very much.

Schiller:

At the end of the day we’re going to get 65% cash and 35% stock. Alright everybody, thank you very much for participating today. I think you can tell from our enthusiasm this is a big deal for us – it’s properties that we’ve looked at for a while, and that we think have a lot of upside by combining two very similar companies with a lot of synergies and a lot of strengths that complement one another very well. Look forward to seeing a bunch of you week after next in New Orleans and telling more detail then. See you later.

Moderator:

Ladies and Gentlemen – thank you for participating in today’s conference. This does conclude the program, you may all disconnect and everyone have a great day.

Safe Harbor for Forward-Looking Statements

This communication contains forward-looking statements concerning the proposed transaction, its financial and business impact, management's beliefs and objectives with respect thereto, and management's current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "intends," "likely," "will," "should," “promises,” "to be," and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur, what impact they will have on the results of operations and financial condition of Energy XXI, EPL or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transaction, the timing of consummation of the proposed transaction, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Energy XXI to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Energy XXI and EPL from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Energy XXI nor EPL undertakes any obligation to update the forward-looking statements included in this communication to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transactions, Energy XXI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Energy XXI and EPL that also constitutes a prospectus of Energy XXI. Each of Energy XXI and EPL also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Energy XXI and EPL with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting Energy XXI’s Investor Relations department at (713) 351-3175 or via e-mail at IR@energyxxi.com or by contacting EPL's Investor Relations department at (713) 228-0711 or via email at mjensen@eplweb.com.

Participants in the Solicitation

Energy XXI and EPL and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Energy XXI's directors and executive officers is available in Energy XXI's proxy statement dated October 7, 2013, for its 2013 Annual Meeting of Shareholders. Information about EPL's directors and executive officers is available in EPL's proxy statement dated March 21, 2013, for its 2013 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement, Energy XXI proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Energy XXI or EPL using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.